

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

August 30, 2007

By Facsimile and U.S. Mail

Mr. Larry Wise
Chief Executive Officer
Nitro Petroleum Incorporated
7250 NW Expressway #260
Oklahoma City, Oklahoma 73132

>   **Re: Nitro Petroleum Incorporated**
>   **Form 10-KSB for the Fiscal Year Ended January 31, 2007**
>   **Filed May 18, 2007**
>   **Form 10-KSB for the Fiscal Year Ended January 31, 2006**
>   **Filed May 15, 2006**
>   **Form 10-QSB for the Quarterly Period Ended October 31, 2006**
>   **Filed December 15, 2006**
>   **Response Letter Dated February 23, 2007**
>   **Response Letter Dated May 10, 2007**
>   **Response Letter Dated July 25, 2007**
>   **File No. 000-50932**

Dear Mr. Wise:

        We reviewed your responses to our prior comments on the above referenced filing
as set forth in your letter dated July 25, 2007 and have the following additional
comments. Please provide a written response to our comments. Please be as detailed as
necessary in your explanation. In some of our comments, we may ask you to provide us
with supplemental information so we may better understand your disclosure. After
reviewing this information, we may or may not raise additional comments.

Form 10-KSB for the Fiscal Year Ended January 31, 2007

General

1.	We note your response to comment two of our letter dated June 26, 2007. Please provide an analysis that clearly demonstrates why you believe that one or more of the tests identified by paragraph 8 of FAS 69 is not applicable to your company or otherwise provide the disclosures required by FAS 69, including without limitation, paragraphs 18 through 29 of FAS 69.

Statements of Operations

2.	We note from your responses to comments four and six of our letter dated June 26, 2007 that there is no reserve report for the Barnett Shale wells. Please clarify how you were able to calculate depletion expense of $3,409 incurred during the fiscal year ended January 31, 2007. In addition, to the extent that you do not have reserves at Barnett Shale, please cite the appropriate accounting guidance to support classification of the related income as revenue. Refer to Rule 4-10(c)(6)(iv)(D) of Regulation S-X.

Form 10-QSB For the Quarterly Period Ended October 31, 2006

Item 2. Management's Discussion and Analysis or Plan of Operation

Barnett Shale

3.	We note your response to comment 11 of our letter dated June 26, 2007. Please clarify whether or not the repayment of debt, which constitutes the principal consideration in this transaction, is dependent upon future successful operations of the business that was sold. If so, it would appear that realization of the sale price is principally dependent on the operating results of the business operations that were sold. In this instance, if the business suffered a loss during its initial period of operations after the transaction, that loss should be reflected in the financial statements of the seller by recording a valuation allowance and a corresponding charge to income. Refer to SAB Topic 5:E and provide an analysis to support your treatment of this transaction as a sale in which the risks of the business have been transferred to the buyer.

Closing Comments

	Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact John Cannarella at (202) 551-3337 or Jennifer Goeken at (202) 551-3721 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill Davis
Branch Chief